EXHIBIT 12.2

Kite Realty Group, L.P. and subsidiaries

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

($ in thousands, except ratios)	Years ended December 31
	2017	2016	2015	2014	2013
Earnings:
Net (loss) income from continuing operations	$(1,272)	$(1,137)	$25,249	$(16,452)	$(726)
Add:
Income tax (benefit) expense	(100)	814	186	24	262
Fixed charges, net of capitalized interest	65,788	65,669	56,488	45,549	28,026
Earnings before fixed charges and preferred dividends	$64,416	$65,346	$81,923	$29,121	$27,562

Fixed charges:
Interest expense	$65,702	$65,577	$56,432	$45,513	$27,994
Capitalized interest	3,081	4,061	4,633	4,789	5,081
Interest within rental expense	86	92	56	36	33
Total fixed charges	68,869	69,730	61,121	50,338	33,108
Preferred dividends	—	—	7,877	8,456	8,456
Total fixed charges and preferred dividends	$68,869	$69,730	$68,998	$58,794	$41,564

Ratio of earnings to fixed charges and preferred dividends	(1)	(2)	1.19	(3)	(4)

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1
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2017 was $4.5 million. The calculation of earnings includes $172.1 million of non-cash depreciation expense.

2
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2016 was $4.4 million. The calculation of earnings includes $174.6 million of non-cash depreciation expense.

3
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2014 was $29.7 million. The calculation of earnings includes $121.0 million of non-cash depreciation expense

4
The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2013 was $14.0 million. The calculation of earnings includes $54.5 million of non-cash depreciation expense.